CONFIDENTIAL TREATMENT REQUESTED
BY ARUBA NETWORKS, INC.: ARUN-0001
[Wilson Sonsini Goodrich & Rosati letterhead]
January 24, 2007
(resubmitted on March 7, 2007)
CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Barbara Jacobs, Assistant Director
Mr. Jay Ingram
Mr. Daniel Lee
Mr. Patrick Gilmore

Re:	Aruba Networks, Inc.
Registration Statement on Form S-1
Initially filed December 15, 2006
File No. 333-139419

Request for Confidential Treatment
Under 17 C.F.R. §200.83
ARUN-0001
Ladies and Gentlemen:
     On behalf of Aruba Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 11, 2007, relating to the Company’s Registration Statement on Form S-1 (File No. 333-139419) (the “Registration Statement”).
     Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 2
     On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on December 15, 2006). Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable.
General
1.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.
     We appreciate the Staff’s willingness to review Amendment No. 1 without a filed price range and acknowledge that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range. We supplementally advise the Staff that, based on discussions between the Company and its underwriters, the Company currently anticipates a price range of [***] per share in the initial public offering.
2.	We note your stock issuance transaction with Microsoft in which you will issue to Microsoft shares of your common stock with an aggregate value of $3.5 million upon the consummation of your public offering. This private placement of securities with Microsoft has yet to be completed and we further note that your offering price will be used as the per share price in the Microsoft transaction. Please provide us your analysis as to why this Microsoft transaction should not be integrated with your public offering.
     We supplementally advise the Staff that, based on the following considerations, we do not believe that the private placement of shares of the Company’s common stock to Microsoft should be integrated with the Company’s proposed initial public offering:
•	The offering to Microsoft was completed prior to the filing of the Registration Statement.

•	Even if the Staff does not consider the offering to Microsoft to have been completed prior to the filing of the Registration Statement, the issuance of the shares of common stock to Microsoft is consistent with the positions set forth in the no action letters issued by the Commission to Black Box Incorporated (June 26, 1990) (“Black Box”) and Squadron, Ellenoff, Pleasant & Lehrer (February 28, 1992) (“Squadron Ellenoff”).

•	The offering satisfies the “five factor” integration test set forth in the Commission’s Release No. 33-4552 (November 6, 1962).
The offering was completed prior to the filing of the Registration Statement.
     The Company agreed to issue a certain number of shares of its common stock to Microsoft as part of a strategic relationship between the companies that was formalized in June 2005. The Stock Issuance Agreement, which the Company previously filed with the Commission as Exhibit 4.5 to the Registration Statement, governs the terms and conditions of the issuance of the common stock to Microsoft and was a significant component and condition to the parties’ overall strategic relationship.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 3
     While the initial public offering price of the Company’s common stock will be used to determine the specific number of shares of common stock that the Company will issue to Microsoft, we submit that the “investment decision” with respect to the acquisition of the Company’s common stock was made by Microsoft in June 2005 when the parties entered into the Stock Issuance Agreement. As described in Black Box, a private offering will be deemed completed for purposes of Rule 152 under the Securities Act once the only remaining conditions to its closing are beyond the control of the investors, such that their investment decision has been completed. Although the Company has not yet formally issued the shares of common stock to Microsoft, we believe that the offering to Microsoft was completed in June 2005, prior to the filing of the Registration Statement because, since the date the Stock Issuance Agreement was entered into, there have been no further conditions that are within Microsoft’s power to fulfill or obligations on Microsoft governing the issuance of such shares.
     The shares of common stock to be issued to Microsoft are not included in the Registration Statement. Therefore, Microsoft will receive “restricted securities” as defined by Rule 144 under the Securities Act, and, as described in the Stock Issuance Agreement, the shares will be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws, as well as a 180 day lock-up agreement.
Even if the Staff does not consider the offering to Microsoft to have been completed prior to the filing of the Registration Statement, the issuance of the shares of common stock is consistent with the positions set forth in the no action letters issued by the Commission to Black Box and Squadron Ellenoff.
     In Black Box, the Staff took the position that integration with a registered public offering was not required in the case of a contemporaneous private placement of convertible debentures to certain qualified institutional buyers, which the Staff clarified in Squadron Ellenoff to mean persons who were qualified institutional investors for purposes of Rule 144A under the Securities Act and to no more than “two or three large accredited institutional investors.”
     We believe that the issuance of common stock to Microsoft may be accomplished during the pendency of the Company’s proposed initial public offering, as the offering is limited to one large institutional “accredited investor” as defined in Rule 501(a) under the Securities Act. Although the Commission has not provided an exact definition of “large institutional accredited investor” in this context, we believe that Microsoft should reasonably qualify based on its size, financial position, experience making private investments and familiarity with technology markets.
     Moreover, the offering was not made through the use of the Registration Statement. The Company has not provided and will not provide Microsoft with a copy of its Registration Statement. Although Microsoft could obtain a copy of the Registration Statement through the EDGAR system, the Company will not use the Registration Statement as a selling document for the sale of shares to Microsoft. Moreover, as of the date hereof, no preliminary prospectuses have been printed or circulated in connection with the Company’s proposed initial public offering or otherwise.
     Based on the foregoing, we believe that, even if the Staff disagrees with our position that the offering to Microsoft was completed prior to the filing of the Registration Statement, the issuance of the shares of common stock to Microsoft satisfies the criteria delineated in Black Box and Squadron Ellenoff and should not be integrated with the Company’s proposed initial public offering.
The offering satisfies the “five factor” integration test set forth in the Commission’s Release No. 33-4552 (November 6, 1962).

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 4
     Finally, we supplementally advise the Staff that, in addition to the reasons described above, we believe the offering to Microsoft should not be integrated with the Company’s initial public offering because such offering meets the Commission’s “five factor” integration test set forth in the Commission’s Release No. 33-4522 (November 6, 1962) for the following reasons:
•	Whether the different offerings are part of a single plan of financing. The issuance of the shares of common stock to Microsoft and the proposed initial public offering are not part of a single plan of financing. The proposed initial public offering is a firm commitment underwritten public offering. On the other hand, the sale of the shares of common stock to Microsoft was completed on a private placement basis as an integral part of a larger strategic and commercial relationship between the Company and Microsoft.

•	Whether the offerings involve the issuance of the same class of security. The two transactions do involve the issuance of the same class of security, namely, the Company’s common stock.

•	Whether the offerings are made at or about the same time. While the Company will issue the shares of common stock to Microsoft at the same time as the proposed initial public offering, the offering to Microsoft was made in June 2005 when the parties entered into a strategic relationship. As discussed above, we believe that the offering to Microsoft has been completed as there are no further conditions or obligations on the part of Microsoft governing the issuance of these shares.

•	Whether the same type of consideration is to be received. The consideration for the shares sold in the proposed initial public offering and for the shares to be issued to Microsoft is different. The consideration to be received by the Company in the proposed initial public offering is cash, while the Company did not receive any cash consideration for the shares to be issued to Microsoft.

•	Whether the offerings are made for the same general purpose. The proposed initial public offering and the issuance of the shares of common stock to Microsoft are for different general purposes. The purpose of the proposed initial public offering is to raise cash for the Company, while the purpose of the issuance of the shares of common stock to Microsoft was to consummate the strategic relationship between the companies on favorable terms. The Company will not receive cash for the issuance of shares of common stock to Microsoft.
Conclusion
     For each of the reasons described above, we believe that the issuance of the shares of common stock to Microsoft should not be integrated with the Company’s proposed initial public offering.
Prospectus Summary, page 1
3.	Consider adding disclosure to the summary that addresses your net losses of $32.6 million and $12.0 million for the fiscal years ended July 31, 2005 and 2006 and your accumulated deficit of $81.2 million as of October 31, 2006.
     In response to the Staff’s comment, we have revised the prospectus summary to disclose the Company’s net losses for the prior two fiscal years and the Company’s accumulated deficit as of October 31, 2006. The revised disclosure appears on page 2 of Amendment No. 1.
4.	We note your identification of certain customers here and elsewhere in your prospectus. Please elaborate on the basis for specifically identifying these customers.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 5
     We supplementally advise the Staff that the identified customers represent the Company’s top revenue generating customers that did not object to the disclosure of their names in the Registration Statement in the following three geographic regions: United States; Europe, Middle East and Africa; and Asia Pacific.
Risk Factors
Our sales cycles can be long and unpredictable...., page 7
5.	Please expand your disclosure to quantify your sales cycles by providing the average length of time for your sales cycles and the most time a sales cycle has taken or could reasonably be expected to take.
     In response to the Staff’s comment, we have revised the Registration Statement to provide further disclosure regarding the Company’s sales cycles. The revised disclosure appears on page 7 of Amendment No. 1.
Some components, subassemblies and products are purchased from a single supplier.....page 10
6.	We note your disclosure regarding the outsourcing of your manufacturing to Flextronics. This risk factor and your disclosure elsewhere, however, suggest that you directly source some necessary components for your products. Accordingly, please disclose any relationship with a supplier who supplies components that are material to your business. For example, we note your disclosure on page 56 that you “source a limited number of components that are technically unique and only available from specific suppliers.” Please file any agreement with such suppliers pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.
     In response to the Staff’s comment, we have revised both the risk factor and the discussion in the Business section of the Registration Statement to disclose the fact that the Company does not have any supply contracts with the suppliers to which the Registration Statement refers. We supplementally advise the Staff that the Company does not directly source these components from the suppliers to which the Registration Statement refers; rather, Flextronics sources these components from such suppliers to incorporate in the manufacturing of the Company’s products. However, the Company does have license agreements with two such suppliers, Broadcom and Atheros, that govern the terms by which the Company is able to use and distribute the suppliers’ products as incorporated into the Company’s products by Flextronics. The revised disclosure appears on pages 10 and 57 of Amendment No. 1. The Company has filed both license agreements with Broadcom and Atheros as exhibits to Amendment No. 1.
We sell a majority of our products through VARs, distributors and OEMs.....page 10
7.	Please disclose the portion of your revenue derived from VARS, distributors and OEMs. Please also discuss here or in another risk factor your relationship with Alcatel-Lucent and the material terms of such relationship. We note your disclosure on page 28 regarding the significance of Alcatel-Lucent to your business and that sales to Alcatel-Lucent accounted for 15% of your revenues for the year ended July 31, 2006. Please file the agreement with Alcatel-Lucent. See Item 601(b)(10)(ii)(B) of Regulation S-K.
     In response to the Staff’s comment, the Company supplementally advises the Staff that some VARs, distributors and OEMs purchase our products for their own internal use and for resale. Furthermore, although the Company generally tracks the amount of revenues that the Company derives from VARs, distributors and OEMs, its accounting systems are not designed to provide the precise dollar amount or percentage of the revenues generated from VARs, distributors and OEMs compared to overall revenues, in part due to the fact that a number of these channel partners purchase the Company’s products for their own use and not for resale.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 6
     The Company supplementally advises the Staff that, [***]. As a result, the Company respectfully submits to the Staff that it is not substantially dependent on the agreement with Alcatel-Lucent, and therefore, it does not believe that Item 601(b)(10)(ii)(B) of Regulation S-K requires the Company to file the agreement with the Registration Statement. The Company supplementally advises the Staff that the Company is able to determine the amount of revenues received from Alcatel-Lucent, but not its other channel partners, because Alcatel-Lucent does not purchase the Company’s products for its own internal use.
     Finally, we have revised the disclosure in the Registration Statement to more fully describe the material terms of the Company’s relationship with Alcatel-Lucent. The revised disclosure appears on page 10 of Amendment No. 1.
8.	Please quantify the portion of your revenue subject to preferential pricing terms and disclose whether Alcatel-Lucent benefits from a preferential pricing arrangement.
     The Company supplementally advises the Staff that the Company does not have preferential pricing terms for its customers (which include both direct customers and VARs, distributors and OEMs). We have revised the disclosure in the Registration Statement to clarify this fact. The revised disclosure appears on page 11 of Amendment No. 1. The Company does offer discounts off list prices to its customers, which is a common practice in the industry, based on the following factors:
•	the customer’s historical buying patterns;

•	the volume of products purchased;

•	the strategic value of establishing a business relationship with a particular customer;

•	the competitive pressures involved in the sales process; and

•	with respect to VARs, distributors and OEMs, the amount of sales, marketing and operational efforts to be provided by the customer.
     We supplementally advise the Staff that the Company’s agreement with Alcatel-Lucent contains a “most-favored nations” clause (“MFN Clause”), pursuant to which the Company agreed to lower the price of the products it sells to Alcatel-Lucent in the event that the Company agrees to sell the same or similar products at a lower price to a similar customer on the same or similar terms and conditions. However, we respectfully submit to the Staff that disclosing the existence of the MFN Clause in the Registration Statement would competitively harm the Company’s current and future negotiations with prospective customers. In addition, because the specific terms of the MFN Clause are narrow and specific, we have not to date triggered them and do not expect to trigger them. Therefore, we do not believe the MFN Clause will have a material effect on our business.
Use of Proceeds, page 20
9.	To the extent practicable, please provide more specific disclosure regarding the allocation of the use of proceeds and your planned use of proceeds for “further expansion of [y]our sales and support functions for both direct and indirect sales channels, continued investments in research and development, and for capital expenditures.” Please discuss how the proceeds are to be used primarily in expanding sales and support and for research and development and address what capital expenditures you expect to fund with your proceeds from the offering.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 7
        We supplementally advise the Staff that the Company has not yet made any decisions with respect to the specific allocation of the net proceeds of the offering. However, based on the Company’s current cash and cash equivalents balances and anticipated cash flows from operations, the Company does not expect that it will have to utilize the net proceeds from this offering to fund its operations during the next 12 months. We have revised the Use of Proceeds section to clarify this issue for prospective investors. The revised disclosure appears on page 21 of Amendment No. 1.
10.	We note your disclosure that you “have no current agreements or commitments with respect to any material acquisitions.” Please disclose whether you have any current plans, proposals or arrangements with respect to any material acquisitions. If so, please disclose by including materially complete descriptions of the future acquisition. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.
        In response to the Staff’s comment, we have revised the Use of Proceeds section to indicate that the Company does not have any plans, proposals or arrangements with respect to any material acquisitions. The revised disclosure appears on page 21 of Amendment No. 1.
Managements Discussion and Analysis
Overview, page 27
11.	Please disclose the portion of your cost of revenues that consists of payments to Flextronics.
        The Company respectfully submits to the Staff that, because the Company is recording ratably its cost of revenues associated with transactions that occurred prior to the second quarter of fiscal 2006, it is difficult to calculate with any degree of precision the amount of the Company’s payments to Flextronics that are included within the Company’s consolidated statement of operations under cost of revenues in any particular reporting period. Accordingly, the Company believes that the cost and level of effort necessary to obtain such data outweigh its potential benefit. For these reasons, the Company respectfully submits to the Staff that such information should not be disclosed in the Registration Statement.
        However, to assist the Staff in understanding the significance of the cash payments made by the Company to Flextronics, the Company supplementally provides the Staff with the following table, which represents the Company’s cash payments to Flextronics as a percentage of the total cash payments made to its inventory suppliers for the periods indicated. The Company supplementally advises the Staff that its contractual relationship with Flextronics began in fiscal 2005.

							Three Months
		Years ended July 31,					Ended
Payments to:	2004	As %	2005	As %	2006	As %	October 31, 2006	As %

Flextronics	—	0%	3,071,545	29%	19,305,416	84%	5,037,321	84%
All Others	3,727,561	100%	7,596,766	71%	3,558,579	16%	970,066	16%

Total	3,727,561		10,668,311		22,863,995		6,007,387

12.	We note in your risk factors on page 14 that you are subject to certain environmental laws, specifically in Europe, and that you have taken and will be required to take additional reserves for costs associated with these regulations. Tell us the amount of costs incurred, as well as the amount of reserves, for each period presented related to the compliance with such regulations. Additionally, if material, tell us how you considered discussing the costs incurred or costs expected to be incurred related to such regulations in your management’s discussion and analysis.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 8
          In response to the Staff’s comment, the Company supplementally advises the Staff that the Company has recorded costs of approximately $50,000 to date, and the Company’s accrual as of October 31, 2006 was $50,000, associated with compliance with new environmental regulations. At this time, the Company does not expect to incur additional material costs for these matters. As these expenses have been immaterial to date, the Company does not believe that the expenses require further discussion within the Management’s Discussion and Analysis section of the Registration Statement.
Our Relationship with Microsoft, page 30
13.	Your vendor and technology collaboration agreements with Microsoft appear to constitute agreements that should be filed as exhibits to your registration statement pursuant to Item 601(b)(10)(i) of Regulation S-K. Please file or advise us otherwise.
          In response to the Staff’s comment, the Company advises the Staff that it has revised the discussion in the Management’s Discussion and Analysis section of the Registration Statement regarding the Company’s relationship with Microsoft. The revised disclosure appears on page 31 of Amendment No. 1.
          By way of background, the agreements with Microsoft (the “Microsoft Agreements”) consist of a Vendor Program Agreement and related statements of work and a Business Associate Agreement. We supplementally advise the Staff that we have deleted the reference to a technology collaboration agreement in the Registration Statement. The Microsoft Agreements are in addition to the Stock Issuance Agreement referred to in the response to Comment No. 2 above. The Vendor Program Agreement and related statements of work provide the terms on which the Company will provide certain standard products and services to Microsoft. The Business Associate Agreement specifies the terms on which the Company and Microsoft will provide certain services and, with respect to the Company, products to the other party in connection with certain Microsoft events. The Microsoft Agreements are based upon standard agreement forms customarily utilized by Microsoft for the purchase of products and provision of services and represent the type of agreements that ordinarily accompany the kind of business undertaken by the Company.
          Under Item 601(b)(10) of Regulation S-K, contracts not made in the ordinary course of business which are material to the registrant are required to be filed as exhibits to the registration statement. Item 601(b)(10)(ii)(B) of Regulation S-K clarifies that if the contract is such as ordinarily accompanies the kind of business conducted by the registrant, it will be deemed to be made in the ordinary course of business, and therefore not required to be filed, unless the contract is, among other things, one “upon which the registrant’s business is substantially dependent.”
          In considering, therefore, the Staff’s comment, the Company has concluded that the Microsoft Agreements are not required to be filed as exhibits to the Registration Statement because (1) each such agreement is such as ordinarily accompanies the kind of business undertaken by the Company and (2) the Company’s business is not substantially dependent on these agreements, individually or in the aggregate. That is, the Microsoft Agreements provide for provisions of products and services to Microsoft on terms and conditions one would generally expect in such contracts in the Company’s business. Moreover, the Company is not substantially dependent on any of the Microsoft Agreements. Furthermore, the Company has concluded that, even if such agreements were viewed in the aggregate, such agreements would not be required to be filed as an exhibit to the Registration Statement as the Company’s business is not substantially dependent on them.
14.	Please explain to us the purpose and effect of the escrow provisions in your stock issuance agreement with Microsoft. Please revise your disclosure as appropriate.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 9
          We supplementally advise the Staff that the purpose of the escrow provisions in the Stock Issuance Agreement between the Company and Microsoft is to address the circumstance in which Microsoft has not purchased at least $3.5 million of the Company’s products prior to the date of the Company’s initial public offering. In such an event, the Company would escrow a certain number of shares of its common stock equal in value to the difference between $3.5 million and the dollar amount of the Company’s products purchased by Microsoft prior to the initial public offering. However, as disclosed on page 31 of Amendment No. 1, sales to Microsoft to date have exceeded $3.5 million, and therefore, the escrow provision in the Stock Issuance Agreement will have no effect on the Company upon the consummation of the Company’s initial public offering and thus is not relevant to investors in this context. The Stock Issuance Agreement also contains a separate escrow provision that would apply in the event that the Company was acquired by a third party. However, pursuant to the last sentence in Section 2(a) of the Stock Issuance Agreement, this escrow provision only applies in the event that the Company is acquired prior to its initial public offering and thus is not relevant to investors in this context.
     We respectfully advise the Staff that, because neither of the escrow provisions in the Stock Issuance Agreement will have any effect on the Company following the consummation of its initial public offering, we do not believe that the disclosure in Amendment No. 1 regarding the Company’s relationship with Microsoft should describe these provisions.
Critical Accounting Policies
Stock-Based Compensation, page 31
15.	Tell us your proposed offering price including when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your common stock.
          In response to the Staff’s comment, we refer the Staff to our response to Comment No. 1, in which we informed the Staff that, based on discussions between the Company and its underwriters, the Company currently anticipates a price range of [***] per share in the initial public offering. The underwriters first communicated this price range to the Company on January 24, 2007.
          The Company supplementally advises the Staff that the Company’s first discussions with underwriters regarding the prospect of an initial public offering took place in November 2006. At that time, the Company discussed with the prospective underwriters an initial public offering to be effective in the third quarter of fiscal 2007. The investment bankers provided projected valuation ranges of the Company’s potential overall market capitalization for a projected initial public offering but did not provide an estimated price range. It was understood that the projected valuations were subject to the Company’s financial performance during the first half of fiscal 2007, the Company’s projected financial performance not deviating from furnished projections, and the relative strength of the equity markets. These valuation ranges were offered by investment bankers who were competing for the Company’s business and were not intended to be used to derive a bona fide estimated price range for the initial public offering as required by Item 501(b)(3) of Regulation S-K.
16.	Tell us what consideration you gave to the accounting and disclosure provisions of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Practice Aid”). In this regard, tell us what consideration you gave to the Practice Aid’s disclosure guidance in paragraph 179 to include the following disclosures for options granted during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 10
aggregated by month or quarter and the information presented as weighted-average per share amounts);

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•	Whether the valuation was performed by a related party.
          In response to the Staff’s comment, the Company supplementally advises the Staff that the Company considered the disclosure guidance in paragraph 179 of the Practice Aid when drafting the related disclosures and directs the Staff to the Stock-Based Compensation disclosure in Note 10 to the Company’s Consolidated Financial Statements on page F-29 of Amendment No. 1. In Note 10 the Company discloses (1) in the aggregate for each period during which there was a different exercise price and fair value estimate per share, the number of options granted, the exercise price, the estimated fair value of the common stock, and the intrinsic value, if any, per option, and (2) that prior to February 2006, the Company did not obtain contemporaneous valuations from an unrelated valuation specialist. Since February 2006, the Company has regularly received valuation reports from an unrelated valuation specialist.
          The Company respectfully submits to the Staff that it believes that this disclosure reflects the intent of the Practice Guide and that aggregating option grants by exercise price and estimated fair value provides more detailed disclosure and visibility into the Company’s stock-based compensation practices and expenses than would otherwise be the case if the Company aggregated this information by month or quarter and presented the information as weighted average per-share amounts, as suggested by paragraph 179 of the Practice Aid.
17.	If you have not obtained a contemporaneous valuation performed by an unrelated valuation specialist as defined by the Practice Aid, tell us how you considered disclosing the following information related to issuances of equity instruments:
•	A discussion of the significant factors, assumptions, and methodologies used in determining the fair value of the underlying common stock;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated offering price or the fair value as determined by a contemporaneous valuation by an unrelated valuation specialist obtained subsequent to the grants but prior to the offering; and

•	Disclosing the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
          In response to the Staff’s comment, the Company respectfully advises the Staff that, prior to February 2006, the Company did not obtain contemporaneous valuations from an unrelated valuation specialist because, at the time these stock options were granted, the Company believed its estimates of the fair value of its common stock to be reasonable and consistent with its understanding of how similarly situated companies in its industry are valued. During the period from the Company’s inception through December 31, 2006 (the “Review Period”), the Board unanimously and on a timely basis determined the estimated fair value of the Company’s common stock and granted options at the same per share exercise or purchase price as the estimated fair value of the underlying common stock.
     In the absence of a public trading market and prior to February 2006 when the Company began receiving valuation reports from an unrelated valuation specialist, the Board’s methodology was to consider numerous

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 11
objective and subjective factors to determine the estimated value of the Company’s common stock at each grant date, including the following:
(a)	the shares of common stock underlying the options are illiquid securities in a private company;

(b)	the prices at which redeemable convertible preferred stock was issued and sold by the Company to outside investors in arms-length transactions, and the rights, preferences and privileges of the preferred stock relative to the common stock;

(c)	important developments relating to advancement of the Company’s business model, including new product launches and customer wins;

(d)	the commencement of a strategic relationship with Microsoft in June 2005;

(e)	the commencement of an OEM relationship with Alcatel-Lucent in March 2005, pursuant to which Alcatel-Lucent sells the Company’s products under its own brand name;

(f)	the Company’s stage of development and business strategy;

(g)	the status of the Company’s efforts to build its management team and increase revenue while reducing losses;

(h)	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or sale of the Company, given prevailing market conditions; and

(i)	the Company’s financial results, as compared with its budget.
The Board specifically took into account the following provisions of the Company’s Series A, B, C and D redeemable convertible preferred stock in determining the estimated fair value of the common stock at the time of the grants:
(a)	upon liquidation of the Company, the holders of preferred stock are entitled to receive, in preference to any distribution of assets to holders of common stock, an amount per share equal to the applicable original issue price per share plus all declared and unpaid dividends on the preferred stock. As of December 31, 2006, the aggregate liquidation preference of the Series A, B, C and D redeemable convertible preferred stock was approximately $88.1 million;

(b)	after the payment to the holders of redeemable convertible preferred stock of $88.1 million, the holders of redeemable convertible preferred stock participate on a pro rata basis (assuming the conversion of the shares of redeemable convertible preferred stock into shares of common stock) in the receipt of any further proceeds upon liquidation of the Company with the holders of common stock;

(c)	the holders of the Series A, B, C and D redeemable convertible preferred stock are entitled to receive noncumulative dividends out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock at the rate of $0.0533, $0.096, $0.1707 and $0.5235 per share per annum, respectively, when and if declared by the Board; and

(d)	the protective provisions of the redeemable convertible preferred stock that are described in the Company’s Restated Certificate of Incorporation.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 12
          During fiscal 2006, the Company reassessed the value of its common stock granted prior to obtaining contemporaneous independent valuations and performed detailed analyses for the years ended July 31, 2004, 2005 and 2006 based upon the factors noted above, together with a present value of future cash flows calculation. This present value of future cash flows calculation was used to determine the overall enterprise value and was compared with an estimation of the common stock value under different potential outcomes for the Company (i.e., liquidation, acquisition/merger, IPO), with probabilities assigned to each potential outcome. With the benefit of hindsight and the knowledge of how numerous uncertainties existing at the time of such grants and awards were resolved, the Company reconsidered whether certain of the grants and awards contained a compensatory element for financial reporting purposes that should be recorded within the Company’s financial statements. As a result, the Company concluded that compensation expense for financial reporting purposes should be recorded for certain grants during the Review Period where the exercise price was below the reassessed estimated fair value.
          In connection with its review of the appropriateness of the pricing of each of the option grants, the Company considered multiple factors and data points, including the then applicable liquidation preferences of the convertible redeemable preferred stock, the financial condition and future prospects of the Company at each point in time, as well as an assessment of various liquidity event outcomes and their relative probabilities. After considering all of the aforementioned factors, which resulted in adjustments to the estimated fair value determinations as of certain dates and taking appropriate compensation charges associated with the adjustments, the Company believes the estimated fair value figures included in the tables contained in the discussion below are appropriate.
          Summary of Option Grants
          At the time of the grant of the stock options, the Board believed that its determination of the estimated fair value of the Company’s common stock was appropriate. However, with the benefit of hindsight and the resolution of some uncertainties related to the Company’s prospects, the Company carefully considered the issues relevant to estimating the fair value of its common stock during the Review Period. Based on this review, the Company believes that the reassessed fair values of its common stock shown below appropriately reflect the fair value on such dates.
          The Company has continued to increase the estimated fair value of its common stock throughout the Review Period based on further contemporaneous valuations performed by the same independent valuation specialist in recognition of the continued increases in revenues and profit margin levels that the Company has achieved and the increased likelihood of completing an initial public offering in April 2007. The Company intends that the estimated fair value of its common stock will equal the mid-point of the filing range at the time the Registration Statement becomes effective.
          Status as of July 31, 2004
          Through the end of fiscal 2004, the Company completed three rounds of preferred stock financing, including the issuance an aggregate of 44.3 million shares of Series A, B and C redeemable convertible preferred stock for aggregate net proceeds of $56.3 million. Each additional round of financing was negotiated between the Company and third party investors in arms-length transactions. While some of the characteristics of the securities, such as price, liquidation preference amount and dividend rate, differed amongst the Series A, B and C convertible preferred stock, each was characterized by otherwise similar rights, preferences and privileges. Similarly, during the period between the completion of the Series B financing at $1.20 per share in October 2003 to the first closing of the Series C financing at $2.13 per share in June 2004, the reassessed estimated fair value of the Company’s common stock was deemed by the Company to increase from $0.14 per share to $0.50 per share, using the methodology discussed above, and included the consideration of the following additional factors:

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 13
•	The Company continued to generate significant net losses, including $22.5 million in the fiscal year ended July 31, 2004.

•	The operating budget presented to and approved by the Board anticipated that the Company would continue to record losses for the foreseeable future.

•	The Company was typically not able to meet its revenue or operating expense goals during this period.

•	The Company hired a new Chief Executive Officer in January 2004.

•	The Company’s revenues were only $1.1 million for fiscal 2004.
          In light of the significant risks and uncertainties involved with ownership of common stock in this early stage of the Company’s development, the Company’s reassessed fair value of its common stock still showed a sizable increase during this period from $0.14 per share to $0.50 per share.
          Period from July 31, 2004 to July 31, 2005

			Reassessed	Intrinsic
	# of Shares	Exercise	Estimated Fair	Value Per
Common Stock Option and Award Grant Dates	Granted	Price	Value	Share
August 27, 2004	1,163,750	$0.21	$0.68	$0.47
November 4, 2004	786,000	$0.21	$0.86	$0.65
January 6, 2005	213,000	$0.30	$1.04	$0.74
February 10, 2005	430,750	$0.30	$1.04	$0.74
April 7, 2005	153,000	$0.30	$1.22	$0.92
May 12, 2005	322,229	$0.50	$1.22	$0.72
July 7, 2005	631,000	$0.75	$1.40	$0.65
          During the period from July 31, 2004 to July 31, 2005, the Company continued to experience substantial losses, generating an annual net loss of $32.6 million. While annual revenues grew to $12.0 million, they grew at a slower pace than budgeted for the first nine months of the year and then exceeded expectations in the fourth quarter after the Company entered into the Alcatel-Lucent OEM supply agreement described above. Also, in August 2004, the Company issued and sold the remaining $1.7 million of its Series C redeemable convertible preferred stock. The reassessed estimated fair value of the Company’s common stock was deemed by the Company to increase from $0.68 per share at July 31, 2004 to $1.40 per share at July 31, 2005, using the methodology discussed above, and also considered the following additional factors:
•	In January 2005, Cisco Systems announced its acquisition of the Company’s largest competitor (Airespace, Inc.), introducing a powerful and resourceful competitor to the market.

•	The Company entered into a strategic relationship with Microsoft Corporation in June 2005.

•	The Company’s cash burn for the fourth quarter of fiscal 2005 was $6.2 million and the Company’s remaining cash balance was only $5.2 million creating an immediate need for an additional round of financing.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 14

     While there remained significant risks and uncertainties involved with ownership of common stock in this stage of the Company’s development, especially given the Company’s rapid cash burn, the Company’s reassessed estimated fair value of the common stock increased from $0.68 per share at the beginning of the period to $1.40 per share at the end of the period.
     Period from July 31, 2005 to July 31, 2006

			Reassessed	Intrinsic
	# of Shares	Exercise	Estimated	Value Per
Common Stock Option and Award Grant Dates	Granted	Price	Fair Value	Share
August 11, 2005	992,500	$1.00	$1.40	$0.40
October 6, 2005	2,225,000	$1.25	$1.70	$0.45
November 18, 2005	252,000	$1.50	$1.70	$0.20
January 5, 2006	403,000	$2.00	$2.00	$0.00
February 10, 2006	256,850	$2.65	$2.10	$0.00
April 18, 2006	6,659,143	$2.25	$2.25	$0.00
July 14, 2006	2,319,437	$2.33	$2.33	$0.00
     During the period from July 31, 2005 to July 31, 2006, the Company continued to experience substantial losses, generating an annual net loss of $12.0 million. While annual revenues grew significantly to $72.5 million, primarily due to the Company establishing Vendor Specific Objective Evidence, or VSOE, of fair value subsequent to the first quarter of fiscal 2006 and recognizing revenue upon shipment of its products, they grew at a slower pace than budgeted for the first nine months of the year and then exceeded expectations in the fourth quarter (see explanation of the Company establishing VSOE of fair value in the Management’s Discussion and Analysis section starting on page 31 of Amendment No. 1). Also, in September 2005, the Company received $19.2 million in net proceeds from the issuance and sale of its Series D redeemable convertible preferred stock at $6.54 per share. The estimated fair value of the Company’s common stock was deemed by the Company to increase from $1.40 per share at July 31, 2005 to $2.33 per share at July 31, 2006, using the methodology discussed above and the valuations provided by the independent valuation specialist beginning in February 2006. Furthermore, the Company and the independent valuation specialist considered these additional factors:
•	The Company’s CEO left the company, and the Company appointed Dominic Orr as CEO in April 2006. The Company’s new CEO was not with the Company long enough to influence its third quarter financial results, but he did have a substantial impact on the Company’s fourth quarter financial results.

•	The Company’s quarterly cash burn averaged $3.8 million during fiscal 2006, and the Company’s remaining cash balance was only $9.3 million at fiscal year end.

•	The Company was not able to meet its revenue forecasts for the first three quarters of the fiscal year and was not able to sustain a reasonable level of monthly revenue linearity within each quarter of 2006.

•	The Company was also not able to meet its overall financial projections, causing the Company to have to reconsider how it would reach profitability and generate positive cash flow.

•	Because the Company was coming off a year of three consecutive quarters below expectations and only one quarter exceeding expectations and continued to burn cash at a rapid rate, the Company decided to issue and sell additional shares of its Series D redeemable convertible preferred stock in the first quarter of fiscal 2007.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 15
•	Given the Company’s inability to consistently meet its quarterly revenue targets, it was actively managing its operating expenses. A major part of the expense control program that the Company implemented involved a reduction in marketing expenses and a forced hiring slowdown, which in turn negatively impacted revenue potential.
     While there remained significant risks and uncertainties involved with ownership of common stock in this stage of the Company’s development, especially given the Company’s rapid cash burn, the Company’s estimated fair value of its common stock increased from $1.40 per share at the beginning of the period to $2.33 per share at the end of the period.
     Period from July 31, 2006 to December 31, 2006

			Reassessed	Intrinsic
	# of Shares	Exercise	Estimated	Value Per
Common Stock Option and Award Grant Dates	Granted	Price	Fair Value	Share
August 18, 2006	1,568,500	$2.33	$2.33	$0.00
October 30, 2006	827,400	$3.63	$3.63	$0.00
November 17, 2006	287,000	$4.94	$4.94	$0.00
December 11, 2006	4,058,131	$5.12	$5.12	$0.00
     During the period from July 31, 2006 to October 31, 2006, the Company continued to experience substantial losses, generating a quarterly net loss of $4.5 million. However, the Company met its revenue targets and revenues grew to $24.5 million in the first quarter of fiscal 2007 compared to $6.8 million in the first quarter of fiscal 2006, primarily due to the Company establishing VSOE of fair value subsequent to the first quarter of fiscal 2006. The initiatives put in place by the Company’s new CEO helped the Company meet its revenue projections for two consecutive quarters, while maintaining reasonable levels of monthly revenue linearity through each quarter. In addition, the Company began to investigate the possibility of an initial public offering and commenced discussions with potential underwriters during the week of November 6, 2006. Finally, the Company held an organizational meeting for a proposed initial public offering on November 14, 2006. Because of the Company’s improved prospects, the discount rate applied by the Company’s independent valuation specialist decreased from 25% to 22.5%, and the resulting estimated fair value of the Company’s common stock was deemed by the independent valuation specialist to increase from $2.33 per share at July 31, 2006 to $3.63 per share at October 31, 2006.
     Subsequent to October 31, 2006, the Company has continued to obtain contemporaneous valuations from its independent valuation specialist coinciding with each additional stock option grant. These valuations continue to use the same methodologies discussed above, except the valuations performed since the organizational meeting now include a consideration of the valuations provided by the Company’s underwriters, and have resulted in further increases in the Company’s common stock from $3.63 per share at October 2, 2006 to $4.94 per share as of November 7, 2006, $5.12 per share as of November 21, 2006 and $5.74 per share as of December 13, 2006.
     Conclusion
     The Company believes that the estimated fair values determined for the common stock applicable to each option grant, and the related deferred stock-based compensation charges are appropriate and demonstrate the Board’s diligent efforts to consider all relevant factors in estimating the fair value of its common stock as the Company executed on its business model and progressed towards a potential initial public offering.
     The Company believes it has used reasonable methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of its common stock. As previously noted, during

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 16

fiscal 2006, the Company reviewed the option grants during the Review Period with the benefit of hindsight and resolution of uncertainties that existed at the time of the grants. Based on this review, the Company concluded that in some cases the original estimates of the fair values of its common stock required upwards revisions for financial reporting purposes. The Company believes that the reassessed estimated fair values used as the basis for determining any resulting stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons set forth above and the estimated fair values the Board obtained from its independent valuation specialist are reasonable given the specialist’s approach and the assumptions used as discussed above.
     In addition, the Company has revised the Management’s Discussion and Analysis disclosure on pages 32-33 of Amendment No. 1 to discuss why the Company did not obtain and place reliance on a contemporaneous valuation by an unrelated valuation specialist.
18.	When the estimated offering price has been determined, tell us how you will consider revising your disclosure to include the fair value of all outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date included in the registration statement in accordance with the Practice Aid’s disclosure guidance in paragraph 180.
     The Company acknowledges the Staff’s comment and will consider the guidance in paragraph 180 of the Practice Aid when the Company files an amendment to the Registration Statement that includes a bona fide offering price range.
19.	Please provide us with the following information in chronological order for stock option grants and other equity-related transactions for the 12-month period preceding the most recent balance sheet date and through the date of your response:
•	The nature and type of stock option or other equity-related transaction;

•	The date of grant/issuance;

•	Description/name of option or equity holder;

•	The reason for the grant or equity-related issuance;

•	The number of options or equity instruments granted or issued;

•	The exercise price or conversion price;

•	The fair value of underlying shares of common stock;

•	The total amount of deferred compensation or value assigned to beneficial conversion feature reconciled to your financial statement disclosures; and

•	The amount and timing of expense recognition.
Continue to provide us with updates to the requested information for all equity-related transactions subsequent to this request through the effective date of the registration statement.
     In response to the Staff’s comment, the Company supplementally provides the Staff with the information requested in chronological order for stock option grants and other equity-related transactions for the 12 month

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 17

period preceding the most recent balance sheet date and through December 31, 2006. Please see Exhibit A attached hereto. The Company will continue to provide the Staff with updates to the requested information through the effective date of the Registration Statement.
20.	Please provide us with objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. This objective evidence could be based on valuation reports that rely on methodologies discussed in the Practice Aid or on current cash sales of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a third-party valuation, tell us what level of assurance the appraiser gave in the fair value assessment.
     In response to the Staff’s comment, we direct the Staff to the discussion contained in the response to Comment No. 17 above regarding the objective evidence that supports the Company’s determination of the fair value of the underlying shares of common stock at each grant date. We further advise the Staff that, prior to February 2006, the Company did not obtain contemporaneous valuations from an unrelated valuation specialist. Instead, the Board’s methodology was to consider numerous objective and subjective factors to determine the estimated value of the Company’s common stock at each grant date, as described in the Company’s response to Comment No. 17.
     In February 2006, the Company began obtaining contemporaneous valuations from an independent valuation specialist to determine the fair value of its common stock and redeemable convertible preferred stock. The Board decided to obtain independent valuations in part because of the IRS’s proposed regulations related to Section 409A of the Code, which describes appropriate valuation methodologies for establishing the fair market value of the Company’s common stock for tax and withholding purposes. In estimating such fair values, the valuation specialist employed the following methodologies:
•	Income Approach. The income approach is an estimate of the present value of the future monetary benefits expected to flow to the owners of a business. It requires a projection of the cash flows that the business is expected to generate. These cash flows are then converted to present value by means of discounting, using a rate of return that accounts for the time value of money and the appropriate degree of risks inherent in the business. The projections used in connection with these valuations were based on the Company’s expected operating performance over a six year forecast period. The discount rate used in connection with each valuation is based primarily upon venture capital rates available for investments in companies at a comparable stage of development and, to a lesser extent, the rate that a typical investor would require for an investment in a publicly traded company in the Company’s industry.

•	Prior Sale of Company Stock. The prior sale of company stock approach considers any prior arm’s length sales of the Company’s equity. Considerations factored into the analysis include: (1) the size and amount of equity sold; (2) the estimated volatility; (3) an estimated time to liquidity; (4) the relationship of the parties involved; (5) the timing compared to the common stock valuation date; and (6) the financial condition and structure of the Company at the time of the sale. In estimating the volatility assumption, the independent valuation specialist considered both the historical and implied volatility (over the anticipated time to liquidity) for comparable publicly traded companies.

•	Market Comparable Method. The market comparable method is based upon a comparison of the Company to select actively traded public companies. Ratios or multiples of value relative to certain significant financial variables, such as revenue, earnings, assets, or shareholders’ equity, are developed based upon the comparable companies. Valuation multiples developed from

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 18
transactions or from comparable public companies are then adjusted for differences in the prospects and risks of the Company versus each of the comparable companies. Adjusted valuation multiples are then applied to the appropriate financial variables of the Company to derive a value.
     In preparing their valuations, the independent valuation specialist applied an equal weighting to the Income Approach and the Market Comparable Method. The equal weighting of the two valuation approaches is appropriate since neither approach would be preferable to the other given the early stage nature of the Company’s business and technology. The remaining weighting was applied to the Prior Sale of Company Stock approach and varied by valuation date based on how recently the prior sale occurred.
     The indicated fair value of the Company calculated at each valuation date was then allocated to the shares of redeemable convertible preferred stock, warrants and common stock using a contingent claim methodology. This methodology treats the various components of the Company’s capital structure as a series of call options on the proceeds expected from the sale of the Company or the liquidation of its assets at some future date. These call options are then valued using the Black-Scholes option pricing model. This model defines the securities’ fair values as functions of the current fair value of the Company and assumptions based on the securities’ rights and preferences. As a result, the option-pricing method requires assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and the estimated volatility of the Company’s equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of the Company’s Board and management regarding an initial public offering. Estimates of the volatility of the Company’s stock were made by the independent valuation specialist based on available information on the volatility of capital stock of comparable publicly-traded companies in the Company’s industry.
     The anticipated timing of a potential liquidity event, the estimated volatility, the discount rate and the discount for lack of marketability used in the determination of the common stock value per share are as set forth below for each of the contemporaneous valuation dates:

	2/1/2006	3/31/2006	4/30/2006	6/30/2006	10/2/2006	11/7/2006	11/21/2006	12/13/2006
Common Stock Value Per Share	$2.10	$2.25	$2.19	$2.33	$3.63	$4.94	$5.12	$5.74
Time to Liquidity (in years)	1.0	0.8	0.8	0.7	0.6	0.5	0.4	0.3
Volatility	60%	60%	60%	70%	60%	50%	50%	45%
Discount Rate	25%	25%	25%	25%	22.5%	20%	20%	19%
Marketability Discount Rate	15%	15%	15%	10%	10%	7%	6%	4%
     The independent valuation specialist gave us an opinion of the fair value of the Company’s common stock as of the dates presented.
21.	Reconcile and explain the differences between the fair values of the underlying common stock at each valuation date, including the difference between the most recent fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
     In response to the Staff’s comment, the Company supplementally advises the Staff that it has not yet determined the offering range for the proposed initial public offering price. We supplementally advise the Staff that, based on discussions between the Company and its underwriters, the Company currently anticipates a price range of [***] per share in the initial public offering. However, during fiscal 2006, the Company reassessed the value of its

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 19
common stock granted prior to obtaining contemporaneous independent valuations and performed detailed analyses for the years ended July 31, 2004, 2005 and 2006 based upon the factors described above in response to Comment No. 17, together with discounted cash flows analyses.
Results of Operations, page 35
22.	Your discussion of the results of operations frequently does not quantify sources of material changes. For example and without limitation, disclosure on page 36 indicates that the increase in total revenues for the three months ended October 31, 2006 was due primarily to an increase in new customers and additional purchase by existing customers. You have not quantified the contributions of the sources of the change. Furthermore, prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. Please consult section III.D of Release No. 33-8350 and revise your disclosure as appropriate.
     In response to the Staff’s comment, we have revised the Results of Operations section to quantify the sources of material changes to the Company’s operating results. The revised disclosure appears on pages 37-41 of Amendment No. 1.
Business, page 45
Industry Background, page 46
23.	Please specifically disclose the factual basis for, and the context of, all your beliefs, understandings, estimates and opinions. This particularly pertains to your disclosure of all projections and statistics. To the extent you rely on market analyses, such as those generated by IDC and Gartner, please disclose the date of the cited report and whether the source is available for no charge or nominal charge. Also, please provide us with copies of all sources utilized for your disclosure of statistics.
     In response to the Staff’s comment, set forth below is a table that describes the projections, estimates and assertions disclosed under the heading “Industry Background” in the “Business” section. With respect to each of the identified statements, we are providing the name of the reports, analyses or other publications that provide the factual basis for such assertion and the location of each such report, analysis or other publication in the supporting materials that the Company is providing supplementally to the Staff under separate cover. For the Staff’s convenience, each report is marked so that the Staff may easily locate the relevant data.

Tab	Statement	Support
1.	IDC, an independent research firm, estimates that there were 744 million mobile workers worldwide in 2006.	IDC, Worldwide Mobile Worker Population 2005-2009 Forecast and Analysis (October 2005)

2.	According to IDC, the market for enterprise-class WLAN solutions is expected to grow from $1.3 billion in 2006 to $3.0 billion in 2010.	IDC, Worldwide Mobile Worker Population 2005-2009 Forecast and Analysis (October 2005)

3.	According to Gartner, an independent research firm, worldwide end-user spending for VPN/firewall equipment is expected to grow from $5.0 billion in 2006 to $6.4 billion in 2010.	Gartner, Magic Quadrant for Wireless LAN Infrastructure (October 2006)
In response to the Staff’s comment, the Company further advises the Staff that each of the above-referenced reports is publicly available on a subscription basis. The Company advises the Staff that none of the above-referenced

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 20
reports was prepared specifically for the Company. The Company further advises the Staff that the Company has obtained the permission of each of the publishers of the information to include such information in the Company’s registration statement in the manner in which it is disclosed.
Customers, page 54
24.	Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.
     In response to the Staff’s comment, we have revised the Customers section to cross-reference the relevant disclosure in the notes to the Company’s financial statements. The revised disclosure appears on page 55 of Amendment No. 1.
25. Please advise us of all the countries in which you operate and do business.
     We supplementally advise the Staff that the Company operates and does business in the following countries:

Countries Where Employees are Located:
Australia	India	Taiwan

Canada	Japan	United Arab Emirates

China	Netherlands	United Kingdom

France	New Zealand	United States of America

Germany	Singapore

Hong Kong	South Korea

Countries Shipped to:

Argentina	Guatemala	Puerto Rico

Aruba	Hong Kong	Qatar

Australia	India	Romania

Austria	Indonesia	Russia

Bahamas	Ireland	Saudi Arabia

Bahrain	Israel	Scotland

Bangladesh	Italy	Singapore

Belgium	Japan	South Africa

Brazil	Jordan	South Korea

Canada	Kuwait	Spain

Chile	Lebanon	Sri Lanka

China	Madagascar	Sweden

Columbia	Malaysia	Switzerland

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 21

Costa Rica	Mexico	Tahiti

Denmark	Muscat	Taiwan

Djibouti	Netherlands	Thailand

Dominican Republic	New Zealand	United Arab Emirates

Ecuador	Norway	United Kingdom

Equatorial Guinea	Oman	United States of America

Finland	Panama	United States Virgin Islands

France	Peru	Venezuela

Germany	Philippines	Vietnam

Greece	Portugal
Countries in which the Company has Legal Entities:

Canada	India	Singapore

China (Beijing Rep Office)	Japan	United Kingdom

France (Branch Office)	Netherlands	United States of America
Intellectual Property, page 57
26.	To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(l0)(ii)(B) of Regulation S-K for additional guidance.
     In response to the Staff’s comment, we have revised the disclosure to indicate that the Company depends on software technology that it licenses from Broadcom and Atheros. The revised disclosure appears on pages 10 and 58 of Amendment No. 1. The Company entered into license agreements with each of these third parties, neither of which provide the third party with the ability to terminate the license agreement or raise the license fees during the term of the license agreement. The Company has filed both license agreements as exhibits to Amendment No. 1.
Management, page 58
27.	Please confirm that your disclosure conforms to the requirements of Item 401 of Regulation S-K. We note, for example, that Dominic Orr’s disclosure does not appear to fully account for the past five years with respect to his business experience.
     In response to the Staff’s comment, we confirm that the Company’s disclosure conforms to the requirements of Item 401 of Regulation S-K. We have revised the disclosure regarding Mr. Orr in the Management section to fully account for the past five years of Mr. Orr’s business experience. The revised disclosure appears on page 59 of Amendment No. 1.

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 22	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
Board of Directors, page 60
28.	We note your disclosure regarding the manner pursuant to your current charter in which your current directors were elected. Please clarify the manner in which your directors will be elected upon the filing of your restated charter.
        In response to the Staff’s comment, we have revised the Management section to clarify the manner in which the Company’s directors will be elected following the consummation of the Company’s initial public offering. The revised disclosure appears on page 61 of Amendment No. 1.
Consolidated Financial Statements
Note 1. The Company and its Significant Accounting Policies, page F-7
29.	We note your disclosure on page 8 that your customers often delay purchases of existing products until new or improved versions of those products become available. Tell us whether you have had any arrangements where customers have purchased existing products with the right to the improved versions of such products when available and, if so, how you are accounting for such arrangements. Additionally, we also note on page F-10 that you provide unspecified software upgrades and enhancements related to your products through support agreements. Tell us whether these upgrades and enhancements embedded in your support agreements include improved versions of your products and, if so, tell us how you determined whether these were unspecified or specified additional product or upgrade rights. Refer to paragraphs 39 through 49 of SOP 97-2.
        In response to the Staff’s comment, we supplementally advise the Staff that the rights to upgrades and enhancements only relate to the underlying software. In no event do customers have the right to get improved versions of our hardware products. The Company has agreed on only one occasion to provide a customer that purchased existing products with the right to a specified improved version of the underlying software when it became available. The Company deferred all of the revenue for this transaction and continues to defer the revenue as of December 31, 2006, until such time as the specified upgrade is delivered and accepted by the customer. The Company does not intend to provide customers with specified upgrade or enhancement rights in the future. In cases where specified upgrade rights are provided, the Company expects that all revenue associated with such arrangements will be deferred until such specified upgrades are delivered, unless VSOE of fair value for the specified upgrade right has been established.
        The Company supplementally advises the Staff that its support agreements do include an obligation to deliver unspecified upgrades and enhancements to the software, on a “when and if” available basis, introduced by the Company during the customer’s support period, and these obligations do not mention any specific features or functionality to be delivered in the future. Therefore, the Company has determined that the right for its customers to receive upgrades and enhancements, on a “when and if” available basis, as part of their support agreements is for unspecified upgrades or enhancements.

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 23	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
30.	We note your disclosure that multiple element arrangements fair value for each element is established based on the sales price charged when the element is sold separately. Tell us how you established vendor specific objective evidence (VSOE) of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g., the initial term for post-contract support). In this regard, describe the process you use to evaluate the various factors that affect your VSOE. For example, does the price charged for the individual elements vary from customer to customer? If so, please explain how you determined that you can reasonably estimate fair value of each undelivered element. In your response, tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2.
        In response to the Staff’s comment, the Company supplementally advises the Staff that it established VSOE of fair value for the undelivered elements of its multiple element arrangements in accordance with the guidance in paragraph 10 of SOP 97-2 by considering all factors of its pricing structure. These undelivered elements are primarily post-contract support services but also can include training and consulting services. The Company uses the residual method approach, thus, the remaining fee is recognized at the time of delivery of the products assuming that all other criteria for revenue recognition have been met. The factors within its pricing structure that are considered in the Company’s determination of VSOE for the respective types of undelivered elements are as follows:
Post-Contract Support
        The Company established VSOE of fair value for post-contract support agreements (“PCS”) with a one year term pursuant to paragraph 10 of SOP 97-2, based on the rates at which PCS is sold separately (i.e., at the time of the renewal). When looking at the population for which the Company has sold PCS separately, the Company has been able to maintain consistency in its pricing of post-contract support, such that more than 85% of its renewals are within 15% of the median price at which these services are sold. For contracts with PCS terms beyond one year (i.e., three years and five years), the Company has established VSOE by multiplying the fair value of the one year PCS agreement by the term included within the contract (i.e., three years or five years) in accordance with TPA 5100.52.
        The various factors that affect the Company’s VSOE are as follows: the level of service provided (i.e., more services are provided to direct customers than resellers) and the class of customer (i.e., non-education customers versus education customers).
        Thus, the Company believes it can reasonably estimate fair value for the undelivered post-contract support.
Training and Consulting Services
        The Company established VSOE of fair value for training and consulting services based on the rates at which these services are sold separately from other arrangements, pursuant to paragraph 10 of SOP 97-2. The Company offers training courses at its facility, as well as courses for onsite training at the customer’s facility. The Company offers hourly and daily consulting services for basic installation and configuration services.
        The Company diligently tracks the rates at which these services are sold and notes that the rates vary only by class of customer. That is, training and consulting services sold through resellers typically reflect a 10% discount, while services sold directly to end customers typically do not. Therefore, the Company is able to maintain consistency in its pricing, such that more than 85% of its transactions are within 15% of the median price at which these services are sold. While the Company does intend to expand its services offerings in the future, it does not expect its pricing of existing offerings to change in the near term.

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 24	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
        Given this consistency of pricing, the Company believes it can reasonably estimate fair value for undelivered training and consulting services.
31.	We note from your disclosures on page 55 that the channel partners typically provide service and support for end customers of your VAR’s, distributors and OEMs, while you provide backup support. Does the Company recognize any revenues from support agreements sold to these customers? If so, tell us how you account for such revenues.
        In response to the Staff’s comment, the Company supplementally advises the Staff that the Company does have support agreements with its VARs, distributors and OEMs (collectively referred to as “resellers”) to provide backup support to these resellers. The Company recognizes revenue on such arrangements ratably over each arrangement’s support period. The Company’s support agreements with these resellers provide that the support period begins on the date the product is delivered from the Company to the resellers. The Company does not recognize any revenue from these resellers’ end customers, as the Company does not have agreements with these resellers’ end customers. Prior to the second quarter of fiscal 2006, the Company had not established VSOE of fair value in accordance with SOP 97-2 at the outset of its arrangements. Accordingly, the Company recognized revenue on its transactions during this period ratably over the support period, as the only undelivered element was support. Beginning in the second quarter of fiscal 2006, the Company established VSOE of fair value at the outset of its arrangements as it established a new support and services pricing policy, with different service and support offerings than were previously sold and began selling support services separately from its arrangements in the form of support renewals. Accordingly, beginning in the second quarter of fiscal 2006, the Company recognizes product revenue upon delivery using the residual method, assuming that all other revenue recognition criteria are met. As the transactions entered into prior to the second quarter of fiscal 2006 were sold with service offerings that were different from these new service offerings, the Company still does not have VSOE of fair value for those former service offerings, and accordingly, the revenue on those transactions continues to be recognized ratably over the service/support period.
        Please see the discussion of how VSOE was established for these support arrangements in the Company’s response to Comment No. 30 above and Comment No. 33 below.
32.	You disclose that if VSOE cannot be established for an undelivered element of a multiple element arrangement and the only undelivered element is support, the entire amount of revenue from the arrangement is deferred and recognized ratably over the period that the support is delivered. We also note in your disclosure that for all transactions prior to the second quarter of fiscal 2006, you have not been able to establish VSOE on your previous services and support offerings and as a result, all transactions prior to the second quarter 2006 continue to be recognized ratably over the support period. Explain whether you have had any arrangements that included two undelivered elements, such as post-contract support and consulting or training services, where VSOE could not be established for both elements. If so, tell us how you accounted for such arrangements including how your accounting complied with paragraph 12 of SOP 97-2.
        In response to the Staff’s comment, the Company supplementally advises the Staff that, on occasion, its arrangements have included more than one undelivered element, specifically support and training services. Pursuant to paragraph 12 of SOP 97-2, prior to the Company establishing VSOE of fair value for its support services, beginning in the second quarter of fiscal 2006, the Company delayed revenue recognition on its arrangements until such time as the training services had been delivered and the only undelivered element of the arrangement was support. Please see the further discussion of how the Company accounted for such arrangements prior to establishing VSOE in the Company’s response to Comment No. 31 above.

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 25	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
33.	We note your post-contract support period ranges from one year to five years. For each initial term (e.g., one year, two years, three years, etc.) tell us whether you have established VSOE for post-contract support under such arrangements for which revenue is being recognized under the residual method. If you have established VSOE for post-contract support under such arrangements, tell us why you believe VSOE of fair value for such support is considered substantive. In this regard, tell us how you considered the economic life of the software in relation to the period of post-contract support.
        In response to the Staff’s comment, the Company respectfully submits that it is not using contractual renewal rates to determine VSOE of fair value for PCS. Therefore, there is no need to evaluate whether a renewal rate is substantive. Please refer to our response to Comment No. 30 above for a further discussion on how VSOE of fair value for PCS is established.
34.	Tell us whether you provide any contingencies related to the sale of your products or services including rights of return, conditions of acceptance, warranties and if so, disclose your accounting policy related to such contingencies or tell us why revision is not required. Refer to SFAS 48.
        In response to the Staff’s comment, the Company supplementally advises the Staff as follows:
        Rights of Return and Warranties
        The Company does not provide for rights of return in its sales arrangements. However, from time to time, the Company does allow customers to return products for customer satisfaction purposes. As a percentage of total revenues the Company’s sales returns, which are recorded as reductions of revenues, were 1.2%, 0.6% and 0.3% for the years ended July 31, 2005 and 2006 and for the three months ended October 31, 2006, respectively. As these amounts have been de minimus, the Company believes that disclosure of the Company’s accounting policy related to sales returns is not required. As of July 31, 2005, July 31, 2006 and October 31, 2006, the Company’s sales returns reserve was $25,000, $273,000 and $194,000, respectively. The sales returns reserve is netted against the Company’s trade accounts receivables presented in Note 4 of Notes to Consolidated Financial Statements on page F-18 of Amendment No. 1.
        Though a right of return does not exist in the Company’s sales arrangements, the Company does apply the provisions of SFAS 48. The Company believes its sales transactions meet the conditions of paragraph 6 of SFAS 48, including that the amount of returns can be reasonably estimated in accordance with the provisions of paragraph 8 of SFAS 48.
        The Company believes it meets the provisions of paragraph 8 for rights of return as its:
•	products have not been susceptible to significant external factors, such as technological obsolescence or changes in demand;

•	sales arrangements do not have long periods in which a particular product may be returned or returned for a warranty claim;

•	historical returns experience is for similar types of sales of similar products and has been consistent with the growth of the company; and

•	historical returns data is of sufficient volume to be able to reasonably estimate returns.
        The Company provides hardware warranties of 12-15 months relating to non-conformance with published specifications and software warranties of 90 days relating to defects in the media from the date of delivery as part of

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 26	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
its standard terms and conditions of sale. Historically, the Company has experienced minimal warranty returns and provides a reserve to cover estimated future warranty returns pursuant to the provisions of SFAS 5, as disclosed in Note 12 of Notes to Consolidated Financial Statements on pages F-32 and F-33 of Amendment No. 1.
        Conditions of Acceptance
        The Company has only provided conditions of acceptance in less than five transactions since its inception and does not expect to do so on a regular basis in the future. In each instance, the Company deferred all of the revenue until the customer provided positive confirmation of acceptance, pursuant to the provisions of SOP 97-2.
35.	We note in your disclosure your standard payment terms vary based on the country in which the agreement is executed and the credit standing of the individual customer, among other factors. Tell us what your standard payments terms are by country and how the credit standing of an individual customer affects your standard payment terms. Additionally, tell us whether you have a history of successfully collecting under your standard payment terms without providing any termination charge reimbursements or concessions. Furthermore, tell us whether you have any arrangements where payment terms are due later than your standard payment terms and how you are accounting for such arrangements. In your response, explain how your payment terms comply with the guidance in paragraphs 27 through 30 of SOP 97-2 by addressing the factors outlined in the AICPA Technical Practice Aid 5100.56 and .57.
        In response to the Staff’s comment, the Company supplementally advises the Staff that its standard payment terms worldwide are that payment is due 30-90 days after delivery. The Company does not grant payment terms beyond 90 days. On occasion, the Company may require cash in advance from individual customers if they are not deemed creditworthy or if the customer is located in a country that is deemed to not have a sufficient timely payment history. The Company has revised its disclosure accordingly. The revised disclosure appears on page F-11 of Amendment No. 1.
        The Company also advises the Staff that it has a history of successfully collecting under its standard payment terms without providing any termination charge reimbursements or concessions.
        Because the Company’s standard payment terms are (1) short in duration, (2) the Company has a history of collecting on its receivables and (3) payment from the Company’s resellers is not contingent upon actions of the end user, the Company determined that its arrangement fees are fixed or determinable, pursuant to the provisions in paragraphs 27 through 30 of SOP 97-2.
Stock-Based Compensation, page F-1
36.	We note that you accelerated the vesting of certain unvested shares held by two former employees in the first quarter of fiscal 2007 which resulted in the recognition of additional compensation expense of $519,000. Tell us how you accounted for this modification including the accounting literature relied on.
        In response to the Staff’s comment, the Company supplementally advises the Staff that, since the Company adopted SFAS 123R on August 1, 2006, the Company has applied the provisions of SFAS 123R to new awards granted, as well as to modifications of existing awards, on or after August 1, 2006.
        Under SFAS 123R, a modification of the terms of an existing award shall be treated as an exchange of the original award for a new award. Pursuant to the provisions of SFAS 123R, the Company determined the incremental value of these unvested shares by measuring the difference between (1) the fair value of the modified

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 27	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
option and (2) the fair value of the original option immediately before its terms were modified. This incremental value was recognized as compensation cost over the remaining service period, if any, or immediately.
37.	We note that compensation expense for awards “granted” subsequent to July 31, 2006 are based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Confirm, that you are also applying the provisions of SFAS I23(R) to awards modified, repurchased or cancelled after your adoption of SFAS 123(R) (August 1, 2006). If true, please revise your disclosure accordingly. We refer you to paragraph 74 of SFAS 123(R).
        In response to the Staff’s comment, the Company supplementally confirms that it is also applying the provisions of SFAS 123R to awards modified, repurchased or cancelled after its adoption of SFAS 123R and has revised its disclosure accordingly. The revised disclosure appears on page F-12 of Amendment No. 1.
38.	We note that your valuation included volatility assumptions of 100%, 100%, 70% and 56% for the years ended July 31, 2004, 2005, 2006 and the three months ended October 31, 2006, respectively. On page 32 you indicate that the volatility assumption for the three months ended October 31, 2006 was based on the historical volatility of comparable companies from a representative peer group that you selected based on industry data. Tell us how you determined the volatility assumptions for the three years ended July 31, 2006 and please explain the significant decrease in the volatility assumptions from fiscal 2005 to fiscal 2007.
        In response to the Staff’s comment, the Company supplementally advises the Staff that the Company was an emerging, private company for the fiscal years ended July 31, 2004 and 2005, during which time the Company’s equity was not publicly traded and its future operating results were not comparable to any prior operating results. Accordingly, the Company does not believe it was feasible to accurately compute expected volatility for these periods. However, the Company estimated expected volatility giving consideration to the expected useful lives of the stock options; the Company’s current expected growth rate; and the current market conditions, including Cisco Systems’ January 2005 acquisition of the Company’s primary competitor (Airespace, Inc.). In considering these factors and with the benefit of hindsight, as the Company reassessed its volatility assumptions during fiscal 2006, the Company noted that the stock market in general was more volatile during fiscal 2004 and fiscal 2005, as compared to fiscal 2006.
        For the fiscal year ended July 31, 2006 and the three months ended October 31, 2006, the Company estimated its expected volatility based on reported market value data for a peer group of publicly traded companies for which historical information was available. In estimating the volatility assumption, the Company considered both the historical volatility (over the anticipated time to liquidity) for comparable publicly traded companies and implied volatility based on publicly traded option prices in the market.
        The Company selected comparable publicly traded companies in the computer technology industry that operate in the telecommunications market, which the Company believes is relatively comparable after consideration of such companies’ size and stage of lifecycle. The Company used estimated expected volatility rates based on the reported volatility rates of the comparable group for an expected term that approximated the options’ expected term.
        The decrease in volatility from fiscal 2004 and fiscal 2005 to fiscal 2006 and the three months ended October 31, 2006 was due to the declining volatility of the stock markets and due to the Company moving from an emerging, private company to a company that can reasonably compare itself to publicly traded companies.

Securities and Exchange Commission Re: Aruba Networks, Inc. January 24, 2007 Page 28	CONFIDENTIAL TREATMENT REQUESTED BY ARUBA NETWORKS, INC.: ARUN-0001
Note 6. Deferred Revenue, page F-19
39.	Revise to disclose the timing of revenue recognition by type of deferred revenue and expand your discussion within management’s discussion and analysis on page 36 to allow readers to better understand the nature of these balances and the timing for recognition of the long-term portion.
        In response to the Staff’s comment, the Company revised the disclosure in the notes to its consolidated financial statements and within the Management’s Discussion and Analysis section of the Registration Statement to explain further the timing of revenue recognition by type of deferred revenue. The revised disclosure appears on pages 37 and F-19 of Amendment No. 1.
Note 8. Redeemable Convertible Preferred Stock, page F-21
40.	Tell us how you considered the guidance under SFAS 150 in classifying your Series A, B and C redeemable convertible preferred stock between liabilities and stockholders’ deficit on the consolidated balance sheets. In this regard, tell us the redemption rights of the holders of your preferred stock and whether such preferred stock rights include an unconditional obligation that requires the redemption of the preferred stock by transferring assets at a specified or determinable date (or dates) or upon an event certain to occur. Additionally, revise to disclose the redemption rights of all of your series of redeemable convertible preferred stock pursuant to paragraph 8 of SFAS No. 129.
        In response to the Staff’s comment, the Company respectfully submits to the Staff that, while it considered the guidance in SFAS 150, the holders of the Company’s redeemable convertible preferred stock are not entitled to any redemption rights that include an unconditional obligation that requires the redemption of the preferred stock by transferring assets at a specified or determinable date (or dates) or upon an event certain to occur. As such, the guidance in SFAS 150 did not result in the classification of the redeemable convertible preferred stock between liabilities and stockholder’s deficit (the “mezzanine section”). Rather, Regulation S-X Rule 5-02.28, ASR 268 and EITF Topic D-98 are the guidance that the Company applied in classifying its redeemable convertible preferred stock within the mezzanine section.
        Under such guidance, temporary equity accounting is required for pre-IPO filings where the Company’s convertible preferred stock has involuntary redemption rights. Permanent equity classification is only permitted if (1) the Company’s Certificate of Incorporation explicitly requires a cash liquidation payment to occur only upon the board’s approval of a voluntary liquidation, dissolution or winding up, and (2) preferred stockholders do not control the board of directors.
        While the Company’s preferred stock rights do not include an unconditional obligation to allow a redemption by transferring assets at a specified date or upon an event certain to occur, given that the Company’s Certificate of Incorporation provides for liquidation rights to preferred stockholders upon an involuntary liquidation, dissolution or winding up (i.e., in situations outside the control of the Company), the convertible preferred stock is deemed to be mandatorily redeemable and has been classified as temporary equity in the mezzanine section of the consolidated balance sheets.
        The Company also advises the Staff that its redeemable convertible preferred stock is not redeemable at fixed or determinable prices on fixed or determinable dates, and therefore, in its view, paragraph 8 of SFAS No. 129 does not apply. However, the Company has disclosed in Note 8 of Notes to Consolidated Financial Statements the aggregate liquidation preference of each series of convertible redeemable preferred stock.
41.	We note that each of the Series A, B, C and D redeemable convertible preferred stock is convertible at “the conversion rate then in effect.” Please revise to disclose the initial conversion terms upon issuance

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 29
and the related dilution features. Also, tell us how you considered EITF 98-5 and EITF 00-27 in determining whether these instruments included a beneficial conversion feature. Provide objective evidence that supports the fair value of the underlying common stock at the date of issuance.
     In response to the Staff’s comment, the Company supplementally advises the Staff that each share of its redeemable convertible preferred stock is convertible to common stock using an initial conversion rate of 1:1, subject to adjustments for future dilution. The Company has revised its disclosure accordingly. The revised disclosure appears on page F-23 of Amendment No. 1.
     In determining whether these preferred shares included a beneficial conversion feature, the Company considered EITF 98-5 and EITF 00-27. The Company supplementally advises the Staff that at the respective issuance dates for each of the Series A, B, C and D redeemable convertible preferred stock the accounting conversion price was the original issuance price because the nature of the anti-dilution provisions does not impact the determination of whether these securities included a beneficial conversion feature.
     Set forth below is the fair value of the common stock and the source of such fair value at each of the respective redeemable convertible preferred stock commitment dates:

			Fair Value of
			Common on
	Commitment	Conversion	Commitment	Source of
Series	Date	Price	Date	Fair Value

A	April-02	$0.6670	$0.06	Internal
B	August-03	$1.2000	$0.06	Internal
C	June-04	$2.1340	$0.50	Internal
D	December-06	$6.5443	$5.74	External
     The applicable preferred conversion price for each series of redeemable convertible preferred stock exceeded the fair value of the common stock at the respective commitment dates. Therefore, there was no intrinsic value associated with the issuance of the convertible preferred shares and no resulting beneficial conversion feature pursuant to EITF 98-5 and EITF 00-27.
Note 9. Common Stock, page F-25
42.	We note that you entered into a stock issuance agreement with a customer, Microsoft, in July 2005 and that you agreed to issue Microsoft $3.5 million worth of common stock in the event of an initial public offering or $5 million in connection with a change of control prior to an offering. We also note that you had sales to this customer through November 30, 2006 which exceeded $3.5 million. However, to date, no revenue has been recognized related to these sales although upon the completion of this offering, you will recognize revenue on sales in excess of $3.5 million related to Microsoft. Based on your disclosure here and on page 30, the details of this arrangement remain unclear. Please provide us with the details of this arrangement including (a) the reasons why no cash consideration will be paid by the customer for the common stock; (b) whether there are any deliverables due to or from the customer or you; (c) whether there are any contract milestones; and (d) explain how you determine whether any continuing obligations have been fulfilled. Additionally, explain why you have not recognized any revenues to date and tell us the specific accounting literature you are relying upon. Also, tell us how you accounted for the related costs of goods sold, to date, under this arrangement. Please advise.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 30
     In response to the Staff’s comment, the Company supplementally advises the Staff as follows:
     Issuance of Common Stock to Microsoft
     No cash consideration will be paid by Microsoft for the shares of the Company’s common stock because, as we describe in our response to Comment No. 2, the Company agreed to issue these shares to Microsoft in order to consummate the strategic relationship between the companies on favorable terms.
     Deliverables and Milestones Pursuant to the Vendor Agreement with Microsoft
     The Vendor Agreement between the Company and Microsoft includes certain deliverables due to Microsoft and from Microsoft, including acceptance from Microsoft of the products delivered and installed. In addition, the Company must provide Microsoft with training and consulting services at no charge. Finally, the Vendor Agreement includes contract milestones, including product delivery, configuration, installation and training. The Company is currently confirming with Microsoft that all deliverables and milestones have been fulfilled or reached.
     Accounting Explanation
     The Company has relied on EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” to conclude that payments from Microsoft should not be recognized as revenue, because the Stock Issuance Agreement, pursuant to which the Company agreed to issue the shares of common stock to Microsoft, represents an agreement to provide further consideration to Microsoft. As described in the Company’s response to Comment No. 14 above, the Company’s aggregate sales to Microsoft through October 31, 2006 did not exceed $3.5 million, which is the value of the shares of common stock that the Company is obligated to issue to Microsoft upon the consummation of the initial public offering. The Company has applied the guidance in Issue 6 of EITF 01-9. The Company believes its fact pattern and the accounting it has followed is very similar to Example 1 of EITF 01-9 Exhibit 01-9D “Examples of the Application of the EITF Consensuses on Issue 6 of Issue 01-9.” Accordingly, the Company believes it has appropriately recorded the obligation to provide consideration to Microsoft as a reduction in revenue for all sales to Microsoft to date.
     As a result of the Company’s obligation to Microsoft to issue the shares of common stock pursuant to the Stock Issuance Agreement, sales proceeds received from Microsoft are being recorded as a liability until such time that the Company has consummated its initial public offering or a change in control, or sales to Microsoft exceed $5 million. If the Company completes its initial public offering, $3.5 million of the liability will revert to additional paid in capital with any excess recognized as revenue, assuming all revenue recognition criteria have been met. If the Company completes a change in control prior to the initial public offering, the liability (up to $5 million) will revert to a payment in cash back to Microsoft. Under the provisions of FAS 5, the Company recognizes that there is a range of potential outcomes for the Company as a result of this arrangement. The liability could range from the total dollar amount of the Company’s sales to the customer up to a maximum of $5 million. The Company believes that it would not be appropriate to recognize revenue under this arrangement for sales to this customer in excess of $3.5 million until such time that the initial public offering is certain because a change in control could occur prior to an initial public offering, which would require a payment of up to $5 million from the Company to Microsoft. Accordingly, because the aggregate sales to Microsoft are less than $5 million through December 31, 2006, the Company has not recorded any revenue on such sales.
     For these reasons, the Company does not intend to recognize any revenue on this arrangement unless it exceeds $5 million in sales to Microsoft prior to the initial public offering or until it exceeds $3.5 million in sales to Microsoft at the time of the initial public offering.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 31
     Further, the Company advises the Staff that it has recorded the related costs of goods sold as expense at the time of each related shipment to Microsoft.
43.	We note that certain option holders have the right to exercise unvested options subject to a repurchase right held by the company in the event of involuntary termination or employment and that the exercise of the unvested options are held within stockholders’ equity on the balance sheet. Tell us whether your repurchase right equals the lesser of the fair value of the stock at the repurchase date or the original exercise price or whether the repurchase right equals the unvested options original exercise price. If the former is the case, then please revise your disclosure to indicate as such. In this regard, tell us how you considered Issue 33(a) and (b) of EITF 00-23 in accounting for such option awards.
     In response to the Staff’s comment, the Company supplementally advises the Staff that the repurchase right is equal to the original exercise price of the options, as disclosed on page F-25 of Amendment No. 1. Such a repurchase feature is equivalent to a forfeiture provision.
     The Company notes that SFAS 123R does not specify a required balance sheet classification for the exercise price paid for options that are exercised prior to vesting. The Company also notes that even if it were to classify the proceeds received upon the early exercise of unvested options as a liability, because these options qualify as equity-classified awards under SFAS 123R, such proceeds will ultimately reside within stockholders’ equity.
     The Company did consider the guidance contained in Issue 33(b) of EITF 00-23. However, the Company notes that SFAS 123R resulted in the nullification of certain matters covered by EITF 00-23, including Issue 33(b). Further, while application of Issue 33(b) may continue to be acceptable, nothing within FAS 123R states that Issue 33(b) must be applied in determining the classification of options exercised prior to vesting and subject to a repurchase right by the issuer upon employee termination until the underlying shares acquired on exercise are vested.
     Accordingly, the Company has classified the proceeds received upon early exercise of unvested options within stockholders’ equity on the balance sheet. The Company supplementally advises the Staff that the aggregate purchase price of unvested shares acquired from the early exercise of stock options as of July 31, 2004, 2005 and 2006, and October 31, 2006 was $835,000, $599,000, $1.4 million and $1.2 million, respectively.
Note 10. Stock Option and Other Benefit Plans, page F-26
44.	We note that you adopted SFAS 123(R) on August 1, 2006 and that your current disclosure does not appear to provide all of the disclosures required by SAB 107 and SFAS 123(R). Please tell us your consideration for the disclosure requirements of SAB No. 107, Section H, Question 1 which includes all disclosures required by paragraphs 64-65, 84 and A240-242 of SFAS 123(R). In this regard, your current disclosure does not appear to include all of the disclosure (i.e., each year in which an income statement is provided) required under paragraph A240(c)(2) of SFAS No. 123(R). Please advise and revise your disclosure as applicable.
     In response to the Staff’s comment, the Company supplementally advises the Staff that it considered the disclosure requirements of SAB 107 and SFAS 123R and revised its disclosures to explain that the Company’s adoption of SFAS 123R does not affect previously reported periods, and therefore, the Company’s financial statements for the prior periods do not reflect any restated amounts. The revised disclosure appears on page F-12 of Amendment No. 1.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 32
45.	Please reconcile the information provided in the table on page F-29 where you show the “number of options granted” by “date of issuance” to the information provided in the table on page F-27. For instance, according to your disclosures on page F-27, you granted a total of 13,090,380 options during the year ended July 31, 2006. However, your analysis of the reassessed valuations on page F-29 only accounts for the grant of 3,441,000 options during the same period. Please explain. If the difference relates to options granted to consultants, then tell us what consideration you gave to applying the reassessed stock valuations to the fair value calculations for such grants.
     In response to the Staff’s comment, the Company supplementally advises the Staff that the following table represents a reconciliation of the options granted in the rollforward on pages F-26 and F-27 of Amendment No. 1 to the table of reassessed valuations provided on page F-29 of Amendment No. 1:

	As of	July 31, 2004	July 31, 2005	July 31, 2006	T/M
Total Options Granted (P. F-26, F-27)		8,632,529	3,668,479	13,090,380
Less: Options granted at or above fair value		(760,617)	—	(9,634,380)	(1)
Less: Options granted to consultants at less than fair value		(34,000)	(99,479)	(15,000)	(2)
Less: Options granted to terminated consultant		—	(100,000)	—	(3)

Total Options Granted (P. F-29)		7,837,912	3,469,000	3,441,000

(1) These amounts reflect options granted prior to October 2003 and after November 2005 and deemed to be granted at or above fair value. The options granted prior to October 2003 were deemed to be granted at fair value when compared to the Company’s reassessed fair value. Those options granted after November 2005 were deemed to be granted at or above fair value based on the Company’s use of an independent valuation specialist to determine the fair value of its common stock.
(2) These amounts reflect options granted to consultants and accounted for under EITF 96-18. The Company used the reassessed common stock valuations to calculate the fair value of such grants as of each reporting date.
(3) This amount reflects an option grant approved by the Company’s board of directors for a consultant that had reportedly started an engagement with the Company prior to the board meeting, according to his signed consulting agreement. However, it was later determined that the consultant had actually not begun work with the Company and his option grant was immediately cancelled. The Company showed the option grant and subsequent cancellation in the option rollforward, but excluded the grant from its stock based compensation analysis as the options vesting schedule and therefore, the consultant’s performance period, had not actually begun. Further, the consultant never ultimately provided services to the Company.
46.	We note from your disclosure on page F-30 that for options issued to consultants in exchange for services, the fair value of such options are re-measured at each reporting date. Tell us why you are re-measuring such options at each reporting date, including the accounting literature relied on, and how you considered the guidance under EITF 96-18 in your accounting for such options.
     In response to the Staff’s comment, the Company supplementally advises the Staff that it has applied the guidance in EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” in accounting for options issued to consultants. Issue 1 of EITF 96-18 indicates that the fair value of an equity instrument issued to a non-employee should be measured at the earlier of the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (i.e., a performance commitment) or the date at which the counterparty’s performance is complete.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 33
     Under EITF 96-18 a performance commitment is defined as a commitment under which performance by the counterparty to earn the equity instruments is probable because of sufficiently large disincentives for nonperformance. The disincentives must result from the relationship between the issuer and the counterparty. Forfeiture of the equity instruments as the sole remedy in the event of the counterparty’s nonperformance is not considered a sufficiently large disincentive for purposes of applying this guidance.
     Because a performance commitment as defined in EITF 96-18 is not present in these option awards, the fair value of the awards is being recorded at the date which the consultants performance is complete, which for these awards is upon vesting.
     As such, the Company remeasures the fair value of the unvested portion of these awards at each reporting date pursuant to the provisions of EITF 96-18.
* * * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Aruba Networks, Inc.	BY ARUBA NETWORKS, INC.: ARUN-0001
January 24, 2007
Page 34
     Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
     Please direct your questions or comments to David Segre (650/320-4554) or me (650/565-3969). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre at 650/493-6811. Thank you for your assistance.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Jon C. Avina Jon C. Avina

cc:	Steffan Tomlinson
Deon Boles
Alexa King
Steven E. Bochner
David J. Segre
William H. Hinman, Jr.

Exhibit A
Information Relating to Stock Option Grants and Other Equity-Related Transactions (Comment 19)
[***]